Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 30, 2018

VIA EDGAR TRANSMISSION

Ms. Elisabeth Bentzinger
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Securities Act Registration No: 333-108394
Investment Company Act Registration No: 811-21422
Bramshill Income Performance Fund (the “Fund”)

Dear Ms. Bentzinger:

This correspondence is being filed in response to your oral comments and suggestions of July 26, 2018, to the Trust’s Post-Effective Amendment (“PEA”) No. 138 to its registration statement.  PEA No. 138 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on May 30, 2018, to disclose the addition of a portfolio manager, the ability of the Fund to hold futures and options on futures and engage in securities lending, and a more detailed description of the types of preferred securities in which the Fund invests. The Trust’s response to your initial comments was filed as Correspondence on July 25, 2018.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1)
Regarding the Adviser’s Prior Performance, please revise to state that the performance shown is that of the accounts managed by Bramshill Investments, LLC (“Bramshill” or the “Adviser”) with substantially similar investment objectives, policies and strategies as the Fund, not by the portfolio managers (the “Composite”).

The Trust responds that Mr. DeGaetano has been primarily responsible for making investment decisions on behalf of the Composite at GLG Partners since 2009 and at Bramshill since 2012.  The Trust responds further that the Prior Performance section disclosure conforms to the Bramwell Growth Fund SEC No-Action Letter (August 7, 1996), and it has confirmed with the Adviser that the senior portfolio managers have the same degree of discretion managing the Fund as they do in managing the Composite.

1.01
In order to rely on Bramwell Growth Fund SEC No-Action Letter (August 7, 1996), the same portfolio manager must be responsible for the primary decision making for both the prior accounts’ performance and the Fund’s performance. In addition, in the Adviser’s Prior Performance section, please name the previous advisory firm where Mr. DeGaetano was responsible for the Composite.

The Trust responds that disclosure will be added to the Adviser’s Prior Performance section stating that Mr. De Gaetano has at all times held primary authority for both the investments of the Composite and the Fund. In addition, disclosure will be added to the Adviser’s Prior Performance section to name the prior investment advisory firm.

2)	Regarding the Adviser’s Prior Performance, disclose, as applicable, that the Composite reflects the highest fees charged to any account during the performance period.

The Trust responds that the Composite’s performance reflects the average fees charged to accounts during the performance period and that the disclosure is GIPS compliant.

2.01
Referencing J.P. Morgan Investment Management, Inc. no action letter (May 7, 1996) (the “J.P. Morgan Letter”), the Composite must reflect the highest fees charged to any account during the performance period.

The Trust responds that the Adviser will recalculate the Composite performance to reflect the highest fees charged to any account during the performance period.

Statement of Additional Information

3)
In the concentration discussion, as the Fund and the Adviser may not ignore underlying holdings, disclosure must be added indicating the Fund will consider investments of underlying fund’s holdings, including ETFs, when determining compliance with its own concentration policy.

The Trust responds that it is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Trust notes that the Adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment.    Notwithstanding the foregoing, the Trust confirms that, to the extent an underlying investment company has adopted a fundamental policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

3.01
To reiterate, the disclosure must indicate that the Fund will consider investments of any underlying fund’s holdings, to the extent possible, including ETFs, when determining compliance with its own concentration policy.

The Trust respectfully reiterates that it is not aware of any formal SEC guidance or legal requirement that funds must look through an underlying fund’s holdings when determining compliance with its own concentration policy.    The Trust believes its approach to this issue complies with applicable legal requirements and is consistent with common practice in the industry.  Therefore, we continue to respectfully decline to revise the disclosure to indicate that the Fund will consider the investments of any underlying funds for purposes of its own concentration policy.  Notwithstanding the foregoing, the Trust restates that, to the extent an underlying investment company has adopted a fundamental policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration limit.

4)	Proxy Voting Policies and Procedures section is too brief and disclosure should be added more fully describing the proxy voting policies of the Adviser.

The Trust responds that the disclosure in the Proxy Voting Policies and Procedures section reflects the Adviser’s policies and procedures used to vote proxies on behalf of the Fund as required by Item 17(f) of Form N-1A.

4.01	Review SEC Release IC-25922 (2003) and consider adding disclosure to more fully describe the proxy voting polices of the Adviser.

The Trust responds that it will continue to consider the disclosure describing the Adviser’s proxy voting policies.  At this time, it will add disclosure regarding the Adviser’s Chief Compliance Officer’s role and responsibility relating to proxy voting.

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at 626-914-7220.

Sincerely,

/s/ Eric W. Pinciss
Eric W. Pinciss, Esq.
Secretary
Trust for Advised Portfolios